UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549-1004

FORM 11-K

X ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2022

OR

__ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES

For the transition period from _____ to _____

Commission file number: 0-17988

NEOGEN 401(k) RETIREMENT SAVINGS PLAN

(Full title of the plan and the address of the plan, if

different from that of the issuer named below)

Neogen Corporation

620 Lesher Place, Lansing, Michigan 48912

(Name of issuer of the securities held pursuant to

the plan and the address of its principal

executive office)

Audited Financial Statements

and

Supplemental Schedules

Neogen 401(k) Retirement Savings Plan

Years Ended December 31, 2022 and 2021

with Report of Independent Registered Public Accounting Firm

Table of Contents

Report of Independent Registered Public Accounting Firm............................................................1

Audited Financial Statements

Supplemental Schedules

Exhibit 23 Consent of Independent Registered Public Accounting Firm

Reports of Independent Registered Public Accounting Firm

Audit Committee of Neogen Corporation,

the Plan Administrator, and Plan Participants

of Neogen 401(k) Retirement Savings Plan

Lansing, Michigan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Neogen 401(k) Retirement Savings Plan (the “Plan”) as of December 31, 2022 and 2021, the related statement of changes in net assets available for benefits for the year ended December 31, 2022, and the related notes and schedules (collectively referred to as the “financial statements”).

In our opinion, these financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2022 and 2021, and the changes in net assets available for benefits for the year ended December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to Neogen 401(k) Retirement Savings Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits of the financial statements provide a reasonable basis for our opinion.

Supplemental Information

The accompanying supplemental schedules of assets (held at end of year) and delinquent participant contributions as of and for the year ended December 31, 2022, have been subjected to audit procedures performed in conjunction with our audit of the 2022 Neogen 401(k) Retirement Savings Plan financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Rehmann Robson LLC

We have served as Neogen 401(k) Retirement Savings Plan’s independent auditor since 2022.

Saginaw, Michigan

June 27, 2023

Neogen 401(k) Retirement Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2022 and 2021

	December 31,
	2022	2021
Assets
Investments, at fair value:
Mutual funds	$68,308,860	$69,496,258
Common stock of plan sponsor	6,588,883	16,071,122
Collective investment trusts	5,033,063	4,451,235
Total Investments	79,930,806	90,018,615

Receivables:
Employee contributions	-	130,210
Employer contributions	-	65,176
Notes receivable from participants	675,505	521,220
Total Receivables	675,505	716,606

Total Assets	80,606,311	90,735,221

Liabilities
Excess employer contributions (equal to total liabilities)	-	17,636

Net assets available for benefits	$80,606,311	$90,717,585

See accompanying notes to financial statements.

Neogen 401(k) Retirement Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2022

Additions
Investment income:
Interest and dividends	$2,385,771

Interest income on notes receivable from participants	26,789

Employee contributions	4,665,714
Employer contributions	2,055,103
Others (including rollovers)	12,834,065

Total contributions	19,554,882

Total additions	21,967,442

Deductions
Net depreciation in fair value of investments	25,906,225
Benefits paid to participants	6,106,317
Administrative expenses	157,480

Total deductions	32,170,022

Net change in net assets available for benefits	(10,202,580)

Transfers
Transfer-In (see footnote 1)	91,306

Net assets available for benefits at beginning of year	90,717,585

Net assets available for benefits at end of year	$80,606,311

See accompanying notes to financial statements.

Neogen 401(k) Retirement Savings Plan

Notes to Financial Statements

1. Description of the Plan

The following description of the Neogen 401(k) Retirement Savings Plan (Plan) is provided for general information purposes only. Participants should refer to the plan document for more complete information.

General

The Plan is a defined contribution plan covering the employees of Neogen Corporation (the “Plan Sponsor” or “Company”) who meet the age and service requirements. The management of the Company control and manage the operation and administration of the Plan. Fidelity Management Trust Company serves as the trustee of the plan. Marsh McLennan Agency, LLC serves as the Plan’s investment advisor. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute a percentage of their pretax annual compensation, as defined in the plan document. Participants may choose to contribute to a Traditional 401(k), Roth 401(k) or both, within the Plan. Participants are eligible for Company matching contributions after attaining six months of service. The Company makes matching contributions as follows: $1.00 for each $1.00 on the first 3% of participant contributions and $.50 on each $1.00 on the next 2% of participant contributions up to the maximum allowable by the IRS. Contributions are subject to certain Internal Revenue Code (IRC) limitations. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.

Rollovers and Transfers

On September 1, 2022, Neogen Corporation acquired the Food Safety Division of 3M. All participants that conveyed to Neogen as part of the acquisition were provided the option to have their account balance remain in 3M’s 401(k) plan or rolled into any qualified plan (including the Plan) or IRA. An aggregate from conveying participants of $10,943,649 was rolled into the Plan during the year ended December 31, 2022, and is included in contributions others on the statement of changes in net assets available for benefit. Additionally, loan balances of $91,306 were transferred into the Plan from 3M’s plan provider.

Vesting

Participants are vested immediately in their contributions plus actual earnings thereon. Participants are immediately vested in the Company contribution portion of their account.

Forfeitures

Forfeitures of non-vested performance contributions are used to reduce future employer contributions or pay administrative expenses of the Plan. The Plan used forfeitures of $18,995 to reduce employer contributions and associated fees in 2022. The forfeiture balance included in investments, at fair value on the statements of net assets available for benefits that was available to apply to future employer contributions was $17,636 as of December 31, 2021. There was no balance as of December, 31 2022.

Participants’ Accounts

Individual accounts are maintained for each plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and allocations of plan earnings, and charged with an allocation of plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Investments

Participants direct the investment of their contributions into various investment options offered by the Plan. Company contributions are automatically invested and subject to the same allocation percentages as the participant contributions. The Plan currently offers a variety of mutual funds, common stock of the Company, and a selection of collective investment trust options.

Notes Receivable from Participants

Participants may borrow from their fund accounts up to a maximum amount equal to the lesser of $50,000 or 50% of the present value of their account balance. Loan transactions are treated as a transfer to (from) the investment fund from (to) the participant’s loan fund. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with prevailing interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances. The interest rate on new loans is prime plus one percent and shall remain fixed throughout the duration of the loan unless a change is required by applicable law for any participant(s) taking a military leave of absence. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

On termination of service due to death, normal, early or disability retirement, or other termination of employment, a participant may elect to receive either: (a) lump-sum amount equal to the value of the participant’s balance in his or her account; or (b) partial withdrawals for those that meet certain plan provisions.

2. Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).

Investment Valuation and Income Recognition

The Plan’s mutual fund and common stock investments are stated at fair value as of the end of the plan year based on the quoted market prices of the underlying assets. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on an accrual basis. Dividends are recorded on the ex-dividend date. The Plan’s interests in the collective investment trusts are based on the fair value of each fund’s underlying investments as reported by the fund’s portfolio manager using the audited financial statements of the fund at year-end.

Fair Value Measurements

As defined in the current authoritative guidance, fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The guidance applies to all financial instruments that are measured and reported on a fair value basis. The Plan utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. Based on the observability of inputs used in the valuation techniques the Plan is required to provide information according to the fair value hierarchy. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value will be classified and disclosed in one of the following three categories:

•
Level 1 – Quoted prices (unadjusted) for identical assets or liabilities in active markets that the entity has the ability to access as of the measurement date.

•
Level 2 – Significant other observable inputs other than Level 1 prices such as quoted prices for similar assets and liabilities; quoted prices in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

•
Level 3 – Significant unobservable inputs that reflect a company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

For the years ended December 31, 2022 and 2021, the application of valuation techniques applied to similar assets and liabilities has been consistent.

Notes Receivable from Participants

Notes receivable from participants are measured at their unpaid balance plus any accrued but unpaid interest. Loans in default are reclassified as benefit payments to participants based upon the terms of the Plan document.

Contributions

Contributions from participants are recorded when withheld from compensation. Contributions from the Company are recorded in the period in which they become obligations of the Company.

Expenses

Plan administrative expenses may be paid by either the Plan or the Company, as provided in the Plan document.

Payments of Benefits

Benefit payments to participants are recorded as deductions from the Plan upon distribution.

Excess Contributions Payable

The Plan is required to return contributions received during the Plan year in excess of IRC limits. Amounts payable to participants for contributions in excess of amounts allowed by the Internal Revenue Service are recorded as a liability with a corresponding reduction to contributions.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein. Actual results could differ from those estimates. The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

3. Plan Termination

Although it has not expressed any intention to do so, the Company has the right, under the Plan, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event the Plan is terminated, participants would become 100% vested in their account.

4. Fair Value Measurements

The following is a description of the valuation methodologies used for assets measured at fair value.

Mutual funds: Valued at the net asset value of shares held by the Plan at year end. Mutual funds held by the Plan are open-ended mutual funds that are registered with the SEC. These funds are required to publish their daily net asset value and transact at that price and therefore are deemed to be actively traded.

Common stock of Plan Sponsor: Valued at the year-end closing price reported on the active market on which the security is traded.

Collective Investment Trusts: Valued at net asset value as a practical expedient to estimate fair value at year end.

The preceding methods described may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2022 and 2021.

	Assets at Fair Value as of December 31, 2022
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$68,308,860	$-	$-	$68,308,860
Common stock of Plan Sponsor	6,588,883	-	-	6,588,883
Total assets in the fair value hierarchy	74,897,743	-	-	74,897,743

Investments measured at net asset value	-	-	-	5,033,063
Total investments, at fair value	$74,897,743	$-	$-	$79,930,806

	Assets at Fair Value as of December 31, 2021
	Level 1	Level 2	Level 3	Total
Assets
Mutual funds	$69,496,258	$-	$-	$69,496,258
Common stock of Plan Sponsor	16,071,122	-	-	16,071,122
Total assets in the fair value hierarchy	85,567,380	-	-	85,567,380

Investments measured at net asset value	-	-	-	4,451,235
Total investments, at fair value	$85,567,380	$-	$-	$90,018,615

The following table summarizes investments for which fair value is measured using the net asset value per share practical expedient as of December 31, 2022 and 2021. There are no participant redemption restrictions for these investments; the redemption notice period is applicable only to the Plan.

			Redemption
			Frequency (If
December 31,		Unfunded	Currently	Redemption
2022	Fair Value	Commitments	Eligible)	Notice Period
Collective trust funds	$5,033,063	n/a	Daily	12 months

			Redemption
			Frequency (If
December 31,		Unfunded	Currently	Redemption
2021	Fair Value	Commitments	Eligible)	Notice Period
Collective trust funds	$4,451,235	n/a	Daily	12 months

5. Parties-In-Interest

Certain Plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the custodian and trustee of the Plan and, therefore, transactions with Fidelity Management Trust Company qualify as party-in-interest transactions. Fees paid by the Plan for the custodial and record keeping services amounted to $157,480 for 2022. Fees paid by the plan for investment management, auditing and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

The Plan invests in the common stock of Neogen Corporation, the Plan’s Sponsor, a party-in-interest. Investment in Neogen Corporation common stock as of December 31, 2022, was $6,588,883 and $16,071,122 as of December 31, 2021. As of December 31, 2022, the investment in Neogen Corporation’s common stock represents 432,625 shares at a market price of $15.23 per share. As of December 31, 2021, the investment in Neogen Corporation’s common stock represents 353,912 shares at a market price of $45.41 per share.

6. Risks and Uncertainties

The Plan invests in common stock of the Plan Sponsor, mutual funds, and a common collective trust with underlying assets consisting of any combination of stocks, bonds, fixed income securities and other investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Market risks include global events which could impact the value of investment securities, such as a pandemic or international conflict. Due to the level of interest rate, market, and credit risks inherent with certain of the Plans investment securities, it is at least reasonably possible that changes in the fair values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits and changes in net assets available for benefits.

7. Federal Income Tax Status

The Plan is maintained through the adoption of a pre-approved plan that has received an opinion letter from the IRS dated June 30, 2020, stating that the form of the plan is qualified under Section 401(a) of the Code and therefore, the related trust is tax-exempt. The Plan administrator has determined that it is eligible to, and chose to, rely on the current IRS opinion letter with respect to the qualified status of the Plan. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The Plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Tax years 2019 through the current year remain open to examination. The Plan does not believe that the results from any examination of these open years would have a material adverse effect on the Plan.

8. Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to IRS Form 5500 as of December 31, 2022 and 2021:

	December 31,
	2022	2021
Net assets available for benefits per the financial statements	$80,606,311	$90,717,585
Deemed distributions reported on 5500	(25,703)	(20,146)
Net assets available for benefits per the Form 5500	$80,580,608	$90,697,439

Deemed distributions are defaulted and unpaid participant loans of active participants that are reflected as distributions on the Form 5500 and as notes receivable from participants on the financial statements. Upon a distributable event, the deemed distributions will be reflected as distributions on the financial statements.

The following is a reconciliation of changes in net assets available for plan benefits per the financial statements to the Form 5500 for the year ended December 31, 2022:

Decrease in net assets available for benefits per the financial statements	$10,202,580
Change in deemed distributions	5,557
Net loss per Form 5500	$10,208,137

9. Delinquent Participant Contributions

Contributions for the year ended December 31, 2022 that were not segregated and remitted in a timely manner totaled $174,589 and were remitted in 2022. Plan management intends to fully correct this late remittance by contributing lost earnings to participants accounts in 2023.

Contributions for the year ended December 31, 2021 that were not segregated and remitted in a timely manner totaled $425,825 and were remitted in 2021. Plan management corrected this late remittance in 2022 by depositing lost earnings of $5,926 in participants accounts.

10. Subsequent Events

In preparing the Plan’s financial statements, subsequent events and transactions have been evaluated for potential recognition or disclosure. Plan management determined that there are no subsequent events or transactions that require disclosure to or adjustment in the financial statements through the filing date of this Form 11-K.

Supplemental Schedules

Neogen 401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4a - Schedule of Delinquent Participant Contributions

Year Ended December 31, 2022

		Total that Constitute Non-exempt Prohibited Transactions
Year	Participant Contributions Transferred Late to Plan*	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected under VFCP and PTE 2002-51
2022 (a)	$174,589	$174,589	$-	$-	$-
2021 (a)	425,825	-	425,825	-	-
	$600,414	$174,589	$425,825	$-	$-

(a) Participant contributions have been remitted to the Plan
* Participant loan payments are included

Employer Identification Number 38-2367843
Three Digit Plan Number: 001

Neogen 401(k) Retirement Savings Plan

Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year)

As of December 31, 2022

(a)	(b) Identity of Issuer, Borrower, Lessor, or Similar Party	(c) Description of investment including maturity date, rate of interest, collateral, par, or maturity value		(d) Cost	(e) Current Value
*	Fidelity U.S. Bond Index Fund	Mutual Fund	(114,920 units held)	N/A	$1,169,890
*	Fidelity 500 Index Fund	Mutual Fund	(81,248 units held)	N/A	$10,815,727
*	Fidelity Mid Cap Index Fund	Mutual Fund	(86,911 units held)	N/A	$2,252,720
*	Fidelity Small Cap Index Fund	Mutual Fund	(40,173 units held)	N/A	$871,756
*	Fidelity International Index Fund	Mutual Fund	(40,324 units held)	N/A	$1,660,955
*	Fidelity Large Cap Growth Index Fund	Mutual Fund	(72,396 units held)	N/A	$1,507,281
*	Fidelity Large Cap Value Index Fund	Mutual Fund	(22,304 units held)	N/A	$330,097
*	Fidelity Government Money Market Fund	Mutual Fund	(17,264 units held)	N/A	$17,264
	Putnam Stable Value Fund	Collective Investment Trust	(5,033,063 units held)	N/A	$5,033,063
	Vanguard Target Retirement 2055 Fund	Mutual Fund	(81,990 units held)	N/A	$3,457,500
	Blackrock Mid Cap Growth Equity Portfolio	Mutual Fund	(51,848 units held)	N/A	$1,564,254
	Vanguard Target Retirement 2065 Fund	Mutual Fund	(14,669 units held)	N/A	$373,190
	T. Rowe Price Blue Chip Growth Fund I Class	Mutual Fund	(42,134 units held)	N/A	$4,378,609
	JPMorgan Mid Cap Value Fund Class R6	Mutual Fund	(34,485 units held)	N/A	$1,182,131
	Vanguard Target Retirement 2020 Fund	Mutual Fund	(4,361 units held)	N/A	$110,600
	Vanguard Target Retirement 2030 Fund	Mutual Fund	(49,809 units held)	N/A	$1,562,509
	Vanguard Target Retirement 2040 Fund	Mutual Fund	(43,837 units held)	N/A	$1,490,450
	Vanguard Target Retirement 2050 Fund	Mutual Fund	(16,407 units held)	N/A	$620,190
	Baird Core Plus Bond Fund Class Institutional	Mutual Fund	(182,483 units held)	N/A	$1,801,111
	Vanguard Equity-Income Fund Admiral Shares	Mutual Fund	(29,763 units held)	N/A	$2,518,819
	Vanguard Explorer Fund Admiral Shares	Mutual Fund	(30,724 units held)	N/A	$2,669,299
	Vanguard Target Retirement Income Fund Investor Shares	Mutual Fund	(31,735 units held)	N/A	$388,435
	Vanguard Target Retirement 2025 Fund	Mutual Fund	(309,977 units held)	N/A	$5,170,409
	Vanguard Target Retirement 2035 Fund	Mutual Fund	(383,788 units held)	N/A	$7,426,288
	Vanguard Target Retirement 2045 Fund	Mutual Fund	(354,209 units held)	N/A	$8,083,044
	Vanguard Inflation-Protected Securities Fund Admiral Shares	Mutual Fund	(16,579 units held)	N/A	$383,804
	Pioneer Strategic Income Fund Class K	Mutual Fund	(29,282 units held)	N/A	$266,466
	American Funds EuroPacific Growth Fund Class R-6	Mutual Fund	(76,402 units held)	N/A	$3,745,973
	American Funds American Balanced Fund Class R-6	Mutual Fund	(49,094 units held)	N/A	$1,412,423
	Allspring Special Small Cap Value Fund - Class R6	Mutual Fund	(11,444 units held)	N/A	$406,592
	Vanguard Target Retirement 2060 Fund	Mutual Fund	(13,009 units held)	N/A	$505,154
	Vanguard Small-Cap Growth Index Fund Admiral Shares	Mutual Fund	(2,353 units held)	N/A	$165,920

	Common Stock—
*	Neogen Corporation	Common Stock	(432,625 units held)	N/A	$6,588,883
	Investments at fair value				$79,930,806
*	Notes receivable from participants	Interest rates of 4.25% to 8.00%, maturing through 2027			$675,505
	TOTAL				$80,606,311
	* Party-in-interest
	N/A Not applicable—Cost information is not required with respect to participant or beneficiary directed transactions under an individual account plan.
	Employer Identification Number 38-2367843
	Three Digit Plan Number: 001

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

NEOGEN 401(K) RETIREMENT SAVINGS PLAN (Registrant)

Dated: June 27, 2023	By:	/s/ Steven J. Quinlan
Steven J. Quinlan
Plan Administrator

EXHIBIT INDEX

Exhibit No. Description

Exhibit 23 Consent of Independent Registered Public Accounting Firm